
                                                                                                              Exhibit 12

                                                         GTE CORPORATION AND SUBSIDIARIES

                                            CONSOLIDATED STATEMENTS OF THE RATIO OF EARNINGS TO FIXED CHARGES
                                                               (Thousands of Dollars)

                                                                    (Unaudited)


                                           Nine Months Ended               Years Ended December 31
                                           September 30, 1995   1994         1993         1992        1991        1990
  Net earnings available for fixed charges:
     Income from continuing operations       $1,818,983     $2,440,869  $  971,978   $1,760,704  $1,491,317  $1,578,599
     Add (deduct) -
        Income taxes                          1,108,822      1,532,482     567,747      966,589     662,860     697,963
        Interest expense                        845,681      1,139,233   1,298,234    1,475,670   1,574,746   1,510,909
        Capitalized interest (net of
          amortization)                          (6,795)        (6,045)     (3,421)      (4,931)    (14,791)    (18,316)
        Preferred stock dividends of
           subsidiaries                          72,099         18,252      22,162       23,429      25,317      28,697
        Additional income requirement on preferred
           stock dividends of subsidiaries        7,731         11,426      12,739       12,671      11,006      12,357
        Minority interests                      112,797        140,464     112,335      112,425     103,626      83,471
        Portion of rent expense representing
           interest                              93,026        139,715     153,058      196,533     210,698     206,959
                                              4,052,344      5,416,396   3,134,832    4,543,090   4,064,779   4,100,639
     Deduct - Minority interests               (189,090)      (242,937)   (236,944)    (248,979)   (247,284)   (224,240)
                Adjusted earnings available
                    for fixed charges from
                    continuing operations    $3,863,254     $5,173,459  $2,897,888   $4,294,111  $3,817,495  $3,876,399

  Fixed Charges:
     Interest charges                        $  845,681     $1,139,233  $1,298,234   $1,475,670  $1,574,746  $1,510,909
     Preferred dividends of subsidiaries         72,099         18,252      22,162       23,429      25,317      28,697
     Additional income requirement on preferred
        dividends of subsidiaries                 7,731         11,426      12,739       12,671      11,006      12,357
     Portion of rent expense representing
            interest                             93,026        139,715     153,058      196,533     210,698     206,959
                                              1,018,537      1,308,626   1,486,193    1,708,303   1,821,767   1,758,922
     Deduct - Minority interests                (52,676)       (68,096)    (78,421)     (86,504)    (89,479)    (91,730)
             Adjusted fixed charges          $  965,861     $1,240,530  $1,407,772   $1,621,799  $1,732,288  $1,667,192

  Ratio of Earnings to Fixed Charges - continuing
     operations                                    4.00           4.17        2.06         2.65        2.20        2.33
